                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                       ----------------------------------
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                            JERRY'S FAMOUS DELI, INC.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, no par value
                           ---------------------------
                         (Title of Class of Securities)

                                  476 523 105
                           ---------------------------
                                 (CUSIP Number)


                               Kenneth J. Abdalla
                            Waterton Management, LLC
                          10000 Santa Monica Boulevard
                         Los Angeles, California 90067
                                 (310) 789-7200

               ---------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 4, 1996
               ---------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:
[ ]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                         (Continued on following pages)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                              (Page 1 of 12 Pages)

                                  SCHEDULE 13D
    -----------------------------                  ---------------------
         CUSIP NO. 476 523 105                        PAGE 2 OF 12
    -----------------------------                  ---------------------


   1    NAME OF REPORTING PERSON

        JERRY'S INVESTORS, LLC
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                       (b) [X]
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        WC
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF SHARES       7    SOLE VOTING POWER
  BENEFICIALLY OWNED
  BY EACH REPORTING           0
  PERSON WITH            ------------------------------------------------------
                         8    SHARED VOTING POWER

                              1,000,000 SHARES (2,000,000 MAXIMUM)
                         ------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              0
                         ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              1,000,000 SHARES (2,000,000 MAXIMUM)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,000,000 SHARES (2,000,000 MAXIMUM)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

        CERTAIN SHARES                                                      [ ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.8% (16.1% MAXIMUM)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

    -----------------------------                  ---------------------
        CUSIP NO. 476 523 105                           PAGE 3 OF 12
    -----------------------------                  ---------------------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON

        YUCAIPA WATERTON DELI INVESTORS, LLC
-------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
   3    SEC USE ONLY


   4    SOURCE OF FUNDS

        WC
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF SHARES       7    SOLE VOTING POWER
  BENEFICIALLY OWNED
  BY EACH REPORTING           0
  PERSON WITH            ------------------------------------------------------
                         8    SHARED VOTING POWER

                              1,065,000 SHARES (2,065,000 MAXIMUM)
                         ------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              0
                         ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              1,065,000 SHARES (2,065,000 MAXIMUM)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,065,000 SHARES (2,065,000 MAXIMUM)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.3% (16.6% MAXIMUM)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

    -----------------------------                  ---------------------
        CUSIP NO. 476 523 105                          PAGE 4 OF 12
    -----------------------------                  ---------------------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON

        WATERTON MANAGEMENT, LLC
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        OO
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF SHARES       7    SOLE VOTING POWER
  BENEFICIALLY OWNED
  BY EACH REPORTING           0
  PERSON WITH            ------------------------------------------------------
                         8    SHARED VOTING POWER
                              3,372,449.70 SHARES (6,539,166.30 MAXIMUM)
                         ------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              0
                         ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              3,372,449.70 SHARES (6,539,166.30 MAXIMUM)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,372,449.70 SHARES (6,539,166.30 MAXIMUM)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.5% (38.6% MAXIMUM)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

    -----------------------------                  ---------------------
        CUSIP NO. 476 523 105                           PAGE 5 OF 12
    -----------------------------                  ---------------------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON

        KENNETH J. ABDALLA
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        OO
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
-------------------------------------------------------------------------------
  NUMBER OF SHARES       7    SOLE VOTING POWER
  BENEFICIALLY OWNED
  BY EACH REPORTING           0
  PERSON WITH            ------------------------------------------------------
                         8    SHARED VOTING POWER

                              4,437,499.70 SHARES (8,604,166.30 SHARES MAXIMUM)
                         ------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              0
                         ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              4,437,499.70 SHARES (8,604,166.30 SHARES MAXIMUM)
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,437,499.70 SHARES (8,604,166.30 SHARES MAXIMUM)
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

        CERTAIN SHARES                                                      [ ]
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        29.9% (45.3% MAXIMUM)
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
-------------------------------------------------------------------------------

ITEM 1           SECURITY AND ISSUER.

         This Amendment No. 1 (this "Amendment") to the Schedule 13D (the "Prior Filing") is being filed to reflect, among other things, the addition of a new Reporting Person to the group previously formed by Yucaipa Waterton Deli Investors, LLC, a Delaware limited liability company ("Deli Investors"), Waterton Management, LLC, a Delaware limited liability company ("Waterton") and Kenneth J. Abdalla, an individual (collectively, the "Initial Group"), with respect to the ownership of shares of Common Stock, no par value ("Common Stock"), of Jerry's Famous Deli, Inc., a California corporation (the "Company"), which has its principal executive offices at 12711 Ventura Blvd., Suite 4000, Studio City, California 91604. The new Reporting Person and the Initial Group are collectively referred to herein as the Reporting Persons. This Amendment also reflects that certain of the Reporting Persons have acquired additional shares of the Company's Series A Preferred Stock, Options and Warrants as set forth below.

ITEM 2           IDENTITY AND BACKGROUND.

         (a) This Amendment is being filed jointly by the Initial Group and Jerry's Investors, LLC, a Delaware limited liability corporation ("Jerry's Investors"). The Initial Group and Jerry's Investors are now collectively the "Reporting Persons." Waterton is the managing member of Jerry's Investors.

         (b) The address of the principal business and principal office of Jerry's Investors is 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067.

         (c) The principal business of Jerry's Investors is to invest in the Company.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 30, 1996, the Company completed the sale (the "Initial Issuance") to Deli Investors of 6,000 shares of its Series A Preferred Stock (the "Preferred Stock") and warrants (the "Warrants") to purchase 65,000 shares of the Company's common stock, no par value (the "Common Stock") for an aggregate purchase price of $6,000,100. The Company also granted options (the "Options") to Waterton to purchase an additional $ 13,000,000 of Preferred Stock and Warrants to acquire a total of 140,833 shares of Common Stock, upon the same terms and conditions as those received by Deli investors in connection with the Initial Issuance.

         On November 4, 1996, the Company granted additional Options to Waterton to purchase an additional $6,000,000 of Preferred Stock and Warrants to acquire 65,000 shares of Common Stock, upon


                                 (Page 6 of 12)
the same terms and conditions as those received by Deli Investors in connection with the Initial Issuance. (See Item 6 below.)

         On November 8, 1996, a portion of the Options was exercised for an aggregate purchase price of $6,000,100. In connection with such exercise, Jerry's Investors (which Waterton had designated to exercise certain of its rights under the Options) purchased 6,000 shares of Preferred Stock, and Waterton purchased Warrants to acquire 65,000 shares of Common Stock.

         The funds used by Waterton to acquire the Warrants and the funds used by Jerry's Investors to acquire the Preferred Stock were obtained from the capital contributions of their respective members. The source of funds to be used by Waterton or its designees in connection with any future exercise of the Options has not been determined as of the date hereof, but may include additional capital contributions or future borrowings.

ITEM 4           PURPOSE OF TRANSACTION.

         There has been no change in the information set forth under Item 4 in the Prior Filing.

ITEM 5           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Jerry's Investors owns 6,000 shares of Preferred Stock. Commencing on November 30, 1996, the Preferred Stock will be convertible into shares of the Company's Common Stock. The Preferred Stock will automatically convert to Common Stock on August 30, 1999. Each share of Preferred Stock will convert into a number of shares of Common Stock to be determined by dividing its Designated Value (equal to $1,000 per share plus accrued and unpaid dividends) by the product of (i) the average closing bid price for the Common Stock on the preceding five trading days (the "Closing Price") and (ii) .83; provided however, that in no event shall the product of such two items be less that $3.00 or greater that $6.00 for purposes of any conversion. Pursuant to the Preferred Shares' conversion provisions, Jerry's Investors may be deemed to beneficially own a minimum of 1,000,000 shares (8.8%) of the Company's Common Stock and, if the product of the Closing Price and .83 is $3.00 or less at the time of conversion, a maximum of 2,000,000 shares (16.1%) of the Company's Common Stock.

         Waterton owns Warrants to acquire 65,000 shares of Common Stock. Pursuant to the letter agreements, dated August 22, 1996 and November 4, 1996 (the "Option Letters"), Waterton has been granted options to acquire (i) an additional 7,000 shares of Preferred Stock and Warrants to acquire an additional 75,833 shares of Common Stock for an aggregate consideration of $7,000,100 on or before November 30, 1996 and (ii) an additional 6,000 shares of Preferred Stock and Warrants to acquire an additional 65,000 shares of Common Stock for an aggregate consideration of $6,000,100 on or before December 30, 1996. The Warrants are exercisable at the price of $1.00 per share (subject to customary anti-dilution adjustments). As described in Item 6 of the Prior Filing, the periods in which such Options are exercisable may be extended if certain waivers or approvals have not been obtained. As a result of Waterton's status as the manager of Jerry's Investors, Waterton has the ability to vote and dispose its holdings, and consequently may be deemed to beneficially own all of the Common Stock issuable upon exercise of the
Preferred Stock beneficially owned by Jerry's Investors.   Pursuant to the
conversion and exercise provisions (as described above) of the Preferred Stock and Warrants, Waterton may be deemed to beneficially own a minimum of 3,372,499.70 shares (24.5%) of the Company's Common Stock, and,





                                 (Page 7 of 12)
if the product of the Closing Price and .83 is $3.00 or less at the time of conversion, a maximum of 6,539,166.30 shares (38.6%) of the Company's Common Stock.

         As a result of Mr. Abdalla's status as the manager of Deli Investors and Waterton, and Waterton's status as the manager of Jerry's Investors, Mr. Abdalla has the ability to vote and dispose the holdings of all three entities, and consequently may be deemed to beneficially own all of the Common Stock issuable upon exercise of the Preferred Stock and Warrants beneficially owned by Deli Investors, Waterton and Jerry's Investors. This would represent beneficial ownership of a minimum of 4,437,499.70 shares (29.9%) of the Company's Common Stock and, if the product of the Closing Price and .83 is $3.00 or less at the time of conversion, a maximum of 8,604,166.30 shares (45.3%) of the Company's Common Stock.

         (b) As a result of Waterton's status as the manager of Jerry's Investors, Waterton may be deemed to have shared dispositive and voting power with respect to the minimum of 1,000,000 shares (8.8%) and the maximum of 2,000,000 shares (16.1%) of the Company's Common Stock which may be deemed to be beneficially owned by Jerry's Investors. As a result of Mr. Abdalla's status as the manager of Deli Investors and Waterton, and Waterton's status as the manager of Jerry's Investors, Mr. Abdalla may be deemed to have shared dispositive and voting power with respect to the minimum of 1,065,000 shares (9.3%) and the maximum of 2,065,000 shares (16.6%) of the Company's Common Stock which may be deemed to be beneficially owned by Deli Investors, the minimum of 1,000,000 shares (8.8%) and the maximum of 2,000,000 shares (16.1%) of the Company's Common Stock which may be deemed to be beneficially owned by Jerry's Investors, and the minimum of 3,372,499.70 shares (24.5%) and the maximum of 6,539,166.30 shares (38.6%) of the Company's Common Stock which may be deemed to be beneficially owned by Waterton.

         (c) Except as described in Item 3 above, there have not been any transactions in the Common Stock effected by or for the account of the Reporting Persons during the past 60 days.

         (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

         (e)     Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On November 8, 1996, Jerry's Investors acquired 6,000 shares of Preferred Stock and Waterton acquired Warrants to acquire 65,000 shares of Common Stock for an aggregate purchase price of $6,000,100. Jerry's Investors and Waterton made these investments pursuant to a Private Securities Purchase Agreement dated as of November 8, 1996, on the same terms and conditions as those contained in the Private Securities Purchase Agreement governing the Initial Issuance, included as Exhibit 3 to the Prior Filing. In addition, the Company and Jerry's Investors entered into a Registration Rights Agreement, containing the same terms and conditions as those contained in the Registration Rights Agreement included as Exhibit 3 to the Prior Filing. The rights, preferences and privileges of the Preferred Stock were set forth in the Second Amended and Restated Certificate of Determination of Rights and Preferences of Series A Preferred Shares (the "Preferred Stock Certificate"), which was





                                 (Page 8 of 12)
included as Exhibit 2 to the Prior Filing. The terms of the Warrants are the same as those set forth in the Common Stock Purchase Warrant Certificate which was included as Exhibit 4 to the Prior Filing.

         Pursuant to the Option Letter dated November 4, 1996, the Company has granted options to Waterton to purchase, on or before December 30, 1996, an additional $6,000,000 of Preferred Stock and Warrants to acquire an additional 65,000 shares of Common Stock, upon the same terms and conditions as those governing the Initial Issuance. The exercise of the options is subject to the receipt of any required Hart-Scott-Rodino approval. Such time periods will be extended if the required approvals have not been obtained within a specific period prior to the designated dates.

         The terms of the Initial Issuance, including the Private Securities Purchase Agreement, the Registration Rights Agreement, the Preferred Stock Certificate, the Common Stock Purchase Warrant Certificate and the original Option Letter, are described in detail in the Prior Filing, and reference is made to the Prior Filing for further information applicable to the transactions discussed in this Amendment.

         Pursuant to the Option Letter dated August 22, 1996, Mr. Abdalla has the right to be nominated to the Company's Board of Directors. Mr. Abdalla has informed the Company that he intends to exercise such right in the near future.

         Except as set forth herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.       Joint Filing Agreement dated as of  November 21,
                          1996.



         Exhibit 2. Letter Agreement dated as of November 4, 1996 between the Company and Waterton Management, LLC (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed November 13, 1996).



         Exhibit 3. Letter Agreement dated as of October 31, 1996 between the Company and Waterton Management, LLC (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed November 13, 1996).





                                 (Page 9 of 12)

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




 Dated:  November 21, 1996               Yucaipa Waterton Deli Investors, LLC
                                         Waterton Management, LLC



                                         By:     /s/ KENNETH J. ABDALLA
                                             ----------------------------------
                                         Name:  Kenneth J. Abdalla
                                         Title: Manager



 Dated:  November 21, 1996               Jerry's Investors, LLC

                                         By:    Waterton Management, LLC
                                         Title: Manager



                                         By:    /s/ KENNETH J. ABDALLA
                                             ----------------------------------
                                         Name:  Kenneth J. Abdalla
                                         Title: Manager


 Dated:  November 21, 1996               Kenneth J. Abdalla



                                         By:    /s/ KENNETH J. ABDALLA
                                             ----------------------------------






                                (Page 10 of 12)

                                 EXHIBIT INDEX


         Exhibit 1.       Joint Filing Agreement dated as of November 21, 1996.

         Exhibit 2. Letter Agreement dated as of November 4, 1996 between the Company and Waterton Management, LLC (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed November 13, 1996).

         Exhibit 3. Letter Agreement dated as of October 31, 1996 between the Company and Waterton Management, LLC (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed November 13, 1996).





                                (Page 11 of 12)